February 10, 2006

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Fit For Business International, Inc. ("FFB")
         Registration Statement on Form SB-2
         File No. 333-122176

Dear Mr. Ingram:

We have reviewed your January 20, 2006 letter and have the following responses:

General
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     1. We reissue our prior comment 1 because your discussion of the possible section 5 violation does not adequately address Fort Street Equity's role as an underwriter in the distribution of the securities on behalf of the company. Please make clear that Fort Street Equity was acting as an underwriter when it sold the securities acquired from the company to Ralston Superannuation Fund, Bruce Gilling, Therese Mulherin, Kelly Superannuation Fund, Mark Hoey, Sandra Wendt, Keith Appleby, Neil Wendt.

         ANSWER: In Amendment No. 9 to Form SB-2, we have specifically stated that Fort Street Equity is an underwriter based on the options that it sold to the parties set forth above.

Management's Discussion and Analysis
------------------------------------

         2. We reissue a portion of our prior comment 4. Expand your MD&A disclosure to include a discussion of how the potential rescission liability might affect your liquidity and capital resources.

         ANSWER: In Amendment No. 9 to Form SB-2, we have expanded the MD&A disclosure to discuss the potential rescission liability and how it affects FFB's liquidity and capital resources.

Financial Statements
--------------------

         3. It appears to us that Fort Street, a principal stockholder, granted the options to third parties and your employees on your behalf and that you should recognize the applicable compensation in your financial statements in accordance with SAB Topic 5.T. We note that you rely upon Fort Street Equity to provide cash to finance your operations via the promissory notes. We also believe that you would not be able to obtain financing from another party under the favorable terms that Fort Street provides due to your status as a development stage entity with no significant operating history and weak financial condition. Accordingly, it appears to us that Fort Street is a principal stockholder as defined by paragraph 395 of SFAS 123 based upon its status as your largest source of cash flow, which we believe gives it the ability to significantly influence you. Please revise the financial statements to recognize compensation for the options granted by Fort Street Equity and provide all disclosures required by paragraphs 45-48 of SFAS 123, as applicable. For purposes of determining the fair value of the options granted (and volatility), please note that you became a public entity upon the initial filing of the SB-2 in March 2005.

         Answer: The financial statements of the Company as of September 30, 2005, and for the three months then ended, including the notes to financial statements, have been revised to reflect Fort Street as a principal stockholder, and the grants of stock options to two employees. Compensation expense resulting from the issuance of stock options in the amount $54,751 has been recorded in the financial statements, and disclosure required by SFAS 123 has been provided.

         4. Your response to Comment No. 6 suggests that the issuance of 225,000 shares in aggregate to Messrs. Stough and Murray through certain nominees represents a compensatory transaction entered into by Mr. Poulsen on behalf of FFBI. Please confirm that the financial statements bear the appropriate amount of compensation.

         Answer: The financial statements of the Company as of September 30, 2005, and for the three months then ended, including the notes to financial statements, have been revised to reflect Fort Street as a principal stockholder, and the grants of stock options to two employees. Compensation expense resulting from the issuance of stock options in the amount $54,751 has been recorded in the financial statements, and disclosure required by SFAS 123 has been provided.


Very truly yours,

ANSLOW & JACLIN, LLP
BY:  s/s ANSLOW & JACLIN, LLP
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         ANSLOW & JACLIN, LLP
RIA/